Novartis AG Postfach 4002 Basel Switzerland

May 22, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2012

Filed January 23, 2013

File No. 001-15024

Dear Mr. Rosenberg:

This is in reply to your letter addressed to Jonathan Symonds, our former Chief Financial Officer, dated May 3, 2013. For ease of reference, we set forth your comments below, followed by our responses.

Item 18. Financial Statements

Notes to consolidated financial statements

Significant accounting policies

Intangible assets available for use, page F-11

SEC request:

1.              We found your response to our prior comment 1 confusing. For example, we did not understand your references to “as a practical matter,” “economic rent,” and “more properly,” as well as your proposed disclosure which referenced the costs of inventories “at period end.” Please provide a more fulsome analysis of whether the amortization of intangible assets included within currently marketed products, marketing know-how, and a portion of technologies, which you classify as cost of goods sold, represents inventoriable costs and are accounted for as such. Please include in your response, but do not limit it to, an evaluation of each material intangible asset within these three categories in the context of the requirements in IAS 2, paragraphs 10 to 18, with particular focus on production and non-production overhead, as well as IAS 38, paragraphs 97 to 99.

2.              As a further follow-up to your proposed disclosure that amortization of intangible assets is not included in the costs of inventories at period end, please tell us whether you have applied this policy consistently for all periods presented. If you have applied this policy consistently, please help us understand the apparent change in policy between 2010 and 2011, suggested by the following disclosure. We note on page 128 that your consolidated amortization expense recognized in the income statement increased $1.9 billion, from $1.1 billion in 2010 to $3.0 billion in 2011 “… as a result of a full year of incorporating Alcon.” We also note on pages 122 and 137 that Alcon’s amortization of intangible assets recognized in the income statement was $1.9 billion for each of 2011 and 2012. Because the increase in your consolidated amortization expense from 2010 to 2011 equaled a full year of amortization expense on Alcon acquired intangible assets and the changes in amortizable intangible assets in 2011 as disclosed in Note 11 to the consolidated financial statements appear to be relatively insignificant, the disclosure suggests that amortization of the Alcon intangible assets acquired may not have been recognized in the 2010 income statement and thus remained capitalized on the balance sheet as of the 2010 period end.

Novartis response-overall conclusions:

In response to these two questions with respect to our Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) our overall conclusions are as follows:

1.              We classify the amortization of intangible assets such as currently marketed products, marketing procedure know-how and existing surgical technologies (hereafter “acquired marketing rights”) within Cost of Goods Sold in the consolidated income statement but not as inventoriable costs on the consolidated balance sheet. These intangible assets are related to patents, licenses, distribution networks, and customer relationships which enable the marketing of the acquired company’s products in established markets. These intangible assets are not related to production activities and therefore it is inappropriate to include these costs as a component of inventory valuation except in the specific case of acquisition accounting mentioned below where inventory is required to be valued at fair value. Accordingly, we expense these non-production-related acquired marketing rights on a straight-line basis over the comparable period underlying the related valuation used in the purchase-price allocation.

2.              The accounting policy for the amortization of the acquired marketing-rights intangible assets has been applied on a consistent basis. As indicated below we will make certain clarifications to our disclosures with respect to our accounting policy in our next annual report on Form 20-F. The figures referred to by the Staff were impacted by the inventory acquired with our acquisition of Alcon. As set forth below, inventory acquired in a business combination must be valued at “fair value” as of the date of the acquisition. In the case of inventory acquired at the Alcon acquisition date of August 25, 2010, this fair value effectively included an allocation of the separately identified acquired marketing-rights value. This acquired inventory was fully expensed over the inventory-turn period of approximately four months in 2010, and this portion of the acquired marketing-rights value therefore did not remain on the consolidated balance sheet at December 31, 2010.

Inventory newly produced after August 25, 2010 has been valued on a lower basis and as indicated in point 1 above, includes production costs (including conversion costs) but does not include any value related to the acquired marketing  rights.

Acquired marketing rights not allocated to inventory on August 25, 2010 have been amortized on a straight-line basis as of January 1, 2011 since this was estimated to be the date from which all the acquired inventory had been sold. As explained more fully below, we believe that the period and method of amortization elected for these acquired marketing-rights intangible assets are consistent with the underlying valuations and in conformity with related IFRS guidance.

Novartis response-detailed comments:

Amortization of acquired marketing rights are considered Costs of Goods Sold, and are not required to be included as components of the cost of inventory produced.

The Company considers that it is appropriate to classify the amortization of acquired marketing rights as a time-based period cost and not an inventory item.  This is appropriate because these intangible assets and related amortization are more related to the marketing of the acquired products than to their production.  The classification of this expense in the consolidated income statement, within Cost of Goods Sold as a non-production-related item, is considered to be the most appropriate description of the underlying items, as they relate to the Company’s acquired rights to market these products. This classification is disclosed on page F-11 of our 2012 Form 20-F in our Significant Accounting Policies section. As the Staff indicates with their reference to page 128 of the 2012 Form 20-F Operating & Financial Review, Item 5.A provides disclosure of the amounts and classification of acquired marketing-rights amortization. It should further be noted that this classification of non-production items to Cost of Goods Sold is not unique, as the Company has other costs recorded as non-production Cost of Goods Sold items, principally royalty costs related to sales which are also not appropriate to be included in inventory values.

Under IAS 2 Inventories paragraph 10, “the cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition”. We note that IAS 2 paragraph 15 permits, but does not require, that in certain circumstances non-production overheads may be recorded as a component of inventory. The Company has concluded that the amortization of acquired marketing rights is not required to be included as a component of inventory as it relates to the marketing and selling of the products rather than to their production.

Paragraph 99 of IAS 38 Intangible Assets provides further guidance that amortization is included in the cost of inventories if it relates to production. It stipulates that “...sometimes the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the principal amortization charge constitutes part of the cost of the other asset and is included in its carrying amount. For example, the amortization of intangible assets used in a production process is included in the carrying amount of inventories (see IAS 2 Inventories)”.

As indicated in our April 3, 2013 response, the Staff noted in the publication of its paper “An Analysis of IFRS in Practice” issued in November 2011, that some companies included the amortization of such items as acquired marketing rights and other product-related intangible assets in the cost of inventories while others did not, even in cases when the nature of the product and the intangible asset appeared to be similar.

Given the diversity in practice, the Company therefore considers that it is acceptable to classify the amortization of acquired marketing rights as a time-based period cost and not as an inventory item.  The Company further considers that this is appropriate in its circumstances as these intangible assets and related amortization are more related to the marketing of the acquired products than to their production.  The Company applies an accounting policy acceptable under relevant IFRS guidance and the Company also considers that it appropriately classifies the amortization expense as a non-production component of Cost of Goods Sold.

The valuation of inventory acquired in a business combination must be valued at “fair value,” including an allocation of separately identified acquired marketing-rights values.

While it is appropriate to treat the amortization of acquired marketing rights within Cost of Goods Sold but not as inventoriable costs, a different rule applies with respect to inventory acquired in a business combination. In that case, under IFRS 3 Business Combinations, paragraph 18, an “acquirer shall measure the identifiable assets acquired and the liabilities assumed at their acquisition date fair values”. IAS 2 paragraph 6 defines fair value as “the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm’s length transaction”.

On August 25, 2010, the Company completed the acquisition of an approximately 77% controlling interest in Alcon. The purchase price amounted to $38.7 billion. The Company applied the purchase method of accounting to its acquisition of the controlling interest in Alcon on August 25, 2010 in accordance with IFRS 3 and valued the acquired assets obtained at their fair value as of the acquisition date.

The majority of the additional separately identified intangible assets arising from this business combination relate to Alcon’s acquired marketing rights which had been internally generated by Alcon within its Pharmaceuticals, Surgical and Consumer franchises. These were identified as separately acquired intellectual property not related to the production process.

The following table outlines the allocation of the purchase price to acquired marketing rights. As discussed further below, a portion of the total acquired marketing-rights value has been allocated to the acquired inventory in order to adjust it to fair value.

	Acquired marketing rights after allocation of a portion to acquired inventory in order to adjust it to fair value					Pre-tax amount of acquired marketing rights allocated to acquired inventory to adjust to fair value
	Alcon’s carrying value ($m)	Revaluation due to acquisition accounting ($m)	Fair value as of August 25, 2010 ($m)	Estimated useful life (years)	2010 expense in consolidated income statement ($m)	Revaluation due to acquisition accounting ($m)		Estimated inventory turnover (months)	2010 expense in consolidated income statement ($m)
Currently marketed products	186	10,375	10,561	5-15	6	162		4	162
Marketing procedure know-how	—	5,960	5,960	25	0	305		4	305
Existing surgical technologies	689	4,771	5,460	10	21		*	4		*
Total	875	21,106	21,981		27	467			467

* Existing surgical technologies are valued using the “Relief from Royalties” Income Approach. A charge for use of this asset is taken into account when arriving at the amount of the Marketing procedure know-how to be included in the fair value of inventory.

The acquired marketing rights valued are made up of three categories: currently marketed products, marketing procedure know-how and existing surgical technologies.

Currently marketed products represent the composite value of acquired intellectual property, patents and distribution rights and product trade names. In total nine major product groups were separately identified and valued for the Pharmaceuticals franchise and three product groups were separately identified and valued for the Consumer franchise. The fair value adjustments were $7.9 billion and $2.5 billion, for the Pharmaceuticals and Consumer franchises, respectively.

The marketing procedure know-how is unique to the Surgical franchise of Alcon and represents the expertise, support and training infrastructure to market and deliver its state-of-the-art surgical products to ophthalmologists in eye hospitals and ophthalmological clinics.

The existing technologies acquired with Alcon represent the value drivers (or key features) embedded in the three Surgical franchise key categories of cataract, vitreoretinal and refractive surgical activities which enable the ophthalmology surgeon to perform high quality procedures. As part of the Company’s analysis of the characteristics of these existing technologies, an investigation was undertaken as to whether or not these related to production activity. The conclusion was that these related almost wholly to meeting the needs of the surgeons and were not related to production activities. The fair value adjustments were $4.2 billion, $0.5 billion and $0.1 billion, for the cataract, vitreoretinal and refractive activities, respectively.

These separately identified acquired marketing-rights intangible assets were valued using the Income Approach which takes into account the value from the expected future sale of specified products.  The amortization period and method were determined to align with the expected future economic benefits embodied in these intangible assets.

We calculated the fair value of the acquired inventory for the purpose of the purchase-price allocation, as of the August 25, 2010 change-of-control date, based on the inventory item’s selling price less holding and distribution costs and a normal distributor’s margin. This approach is supported by the definition in IAS 2 paragraph 6 of net realizable value as being “the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”.

A substantially higher fair value of inventory compared to the acquiree’s production and conversion costs, due to applying the net realizable value approach, is considered to relate principally to the existence of additional intangible assets that need to be separately identified as part of the purchase-price allocation process. These intangible assets were identified to be acquired marketing rights in the specific case of the Alcon acquisition. Therefore the purchase price allocation process ensures the achievement of a normal distributor’s margin after covering not only the production and conversion costs mentioned above, but also a component related to a charge attributable to the owner of the acquired marketing rights. This charge is represented by the amortization of the acquired marketing rights identified as part of the purchase-price accounting process.

As the above table shows, the adjustment of the acquired inventory to fair value resulted in an allocation of $467 million of the total acquired marketing rights to inventory which was then fully expensed in 2010 within Cost of Goods Sold.

Although the calculation methods are different, the Company performed a reasonableness check on the adjustment to arrive at the fair value of inventory. This was done by assessing what would have been the impact on the consolidated income statement if there had been no acquired inventory. In this case the 2010 amortization of the additional acquired marketing rights would have been approximately $640 million (approximate charge for the four months from August 25, 2010 to December 31, 2010 based on an annual acquired marketing rights amortization charge of approximately $1.9 billion). The Company concluded that the difference arising from the two approaches of approximately $173 million pre-tax was too immaterial to examine further, especially when taking into account the numerous estimates that had been made to arrive at the purchase price allocation, as it represented only approximately 1.5% of the Company’s 2010 pre-tax income of $11.7 billion.

In summary, the Company’s practice is to initiate amortization of the acquired marketing-rights intangible assets to Cost of Goods Sold immediately following an acquisition, initially through the expensing of the fair value of acquired inventory (which includes an allocation of the acquired marketing rights) and thereafter, once the acquired inventory has been sold, the remaining portion separately classified as acquired marketing-rights intangible assets is amortized on a straight-line time basis.

This particular element of the Alcon acquisition accounting was addressed in detail as part of the Company’s overall analysis of the accounting for this transaction and has been discussed in a timely manner with the auditors, executive management and the Audit & Compliance Committee.

Inventories and Cost of Goods Sold accounting policy disclosures will be enhanced for future filings.

In response to your comment, to further clarify our application of accounting policies for this area, commencing with the filing of our Form 20-F for the year ending December 31, 2013, we will provide additional information covering not only where the amortization of acquired marketing-rights intangible assets is included in the consolidated income statement but also the following additional sentence to our “Inventories” accounting policy note (page F-14 of the 2012 Form 20-F):

“Inventories acquired as part of a business combination are valued at fair value. This often includes a component related to separately identified acquired marketing rights which is then expensed as the inventory is sold. Except for this, amortization of acquired marketing-rights intangible assets available for use is not included within the cost of inventories but is amortized on a straight-line time basis and recorded within Cost of Goods Sold in the consolidated income statement.”

Contingent Consideration, page F-15

SEC request:

3.              Please refer to prior comment 2. Please provide us proposed disclosure to be included in future filings that describes the factors that you consider in determining when those future events that will trigger a payment obligation outside of a business combination are reasonably likely to occur and result in corresponding liability recognition. Also, quantify for us those possible future payment obligations relating to these asset acquisitions that have not been recorded or reflected in the table of aggregate contractual obligations on page 198.

Novartis response:

In response to your comment, to further clarify our application of accounting policies for this area, commencing with the filing of our Form 20-F for the year ending December 31, 2013, we will provide additional information covering the factors that the Company considers in determining when future events will trigger a payment obligation outside of a business combination are reasonably likely to occur and result in a corresponding liability recognition. This will result in the following additional text in our “Contingent consideration” accounting policy note (page F-15 of the 2012 Form 20-F):

“The Company does not recognize contingent consideration associated with asset purchases outside of a business combination that are conditional upon future events which are within the Company’s control until such time as there is an unconditional obligation. If the contingent consideration is outside of the Company’s control a liability is recognized once it becomes probable that the contingent consideration will become due. In both cases, if appropriate, a corresponding asset is recorded.”

The possible future payment obligations relating to the potential asset acquisitions with contingent consideration principally relate to our Research & Development activities.  Of these, all potential significant milestone payments have been fully reflected in the table of aggregate contractual obligations on page 198 under “Potential milestone commitments”. Potential amounts of contingent consideration in the form of future royalty payments have not been included as they are not quantifiable.

*       *       *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group